                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE 13D

                    Information to be Included in Statements
                   Filed Pursuant to 13d-1(a) and Amendments
                       thereto filed pursuant to 13d-2(a)

                                  MAXXAM INC.
                                (Name of Issuer)

                          COMMON STOCK $0.50 PAR VALUE
                         (Title of Class of Securities)

                                   577913106
                                 (CUSIP Number)

                                 DAVID M. KNOTT
                      485 UNDERHILL BOULEVARD, SUITE 205,
                  SYOSSET, NEW YORK 11791-3419 (516) 364-0303
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                FEBRUARY 5, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                         (continued on following pages)


                              (Page 1 of 6 Pages)

                                  SCHEDULE 13D

CUSIP No.  320655103


================================================================================

1       Name of Reporting Person                                 David M. Knott
        S.S. or I.R.S. Identification No. of above Person       SS# ###-##-####

2       Check the Appropriate Box if a Member of a Group*       (a) [_]
                                                                (b) [X]

3       SEC Use Only

4       Source of Funds*
                                                                    OO

5       Check Box if Disclosure of Legal Proceeding is Required
        Pursuant to Items 2(d) or 2(e)                              [_]

6       Citizenship or Place of Organization                    U.S.A.

Number of          7     Sole Voting Power                      206,000
Shares
Beneficially       8     Shared Voting Power                    153,100
Owned by
Each               9     Sole Dispositive Power                 206,000
Reporting
Person             10    Shared Dispositive Power               153,100
With


11      Aggregate Amount Beneficially Owned by Eac h Reporting
        Person                                                  359,100

12      Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                         [_]

13      Percent of Class Represented by Amount in Row (11)      5.1%

14      Type of Reporting Person*                               IN

===============================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              (Page 2 of 6 Pages)

                                 SCHEDULE 13-D

ITEM 1.  SECURITY AND ISSUER

         The class of securities to which this statement relates is the common stock, par value $.50 per share (the "Common Stock"), of MAXXAM Inc., a Delaware corporation (the "Company"), the address of which is 5847 San Felipe, Suite 2600, Houston, TX 77057 (Tel.) (713) 975-7600.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by David M. Knott, an individual whose business address is 485 Underhill Boulevard, Syosset, New York 11791, (tel.)
(516) 364-0303.

         Mr. Knott currently serves as General Partner of Knott Partners, L.P. (the "Partnership"), a New Jersey limited partnership that invests in securities that are sold in the public markets. The Partnership's principal activity is the acquisition of long and short positions in equity securities of publicly traded U.S. and foreign securities. The Partnership has the authority to employ various trading and hedging techniques and strategies in connection therewith.

         David M. Knott is the sole general partner of the Partnership. He is also the sole shareholder, Director and President of Dorset Management Corporation, a New York corporation ("Dorset"), which provides investment management services to a limited number of foreign and domestic individuals and entities (the "Managed Accounts"). The business address of both the Partnership and Dorset is 485 Underhill Boulevard, Syosset, New York 11791.

         During the last five years, Mr. Knott has not been convicted in any criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Mr. Knott is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The source of funds used in making each of the purchases of the Common Stock purchased indirectly by Mr. Knott through the Partnership and the Managed Accounts was the portfolio assets of the Partnership and each of the Managed Accounts on whose behalf the Common Stock was purchased. None of the Managed Accounts owns more than five percent of the Common Stock individually. The aggregate amount of consideration used by Mr. Knott in making such purchases was $16,302,670. This amount includes all purchases of the Common Stock made by Mr. Knott, including those purchases made more than 60 days from the date of this filing.

ITEM 4.  PURPOSE OF TRANSACTION

         The acquisition of the Common Stock by Mr. Knott has been made solely for investment purposes, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company's board of directors or management or any other change in the Company's business, corporate structure or capitalization.


                              (Page 3 of 6 Pages)

         It is possible that at a future date Mr. Knott might acquire additional shares of Common Stock, through open market or privately negotiated transactions. Any such future decision will be made by Mr. Knott in light of the then current financial condition and prospects of the Company, the market price of the Common Stock, the financial condition of the Partnership and the Managed Accounts and other relevant factors.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

               (a) Mr. Knott beneficially owns 359,100 shares of the Company's Common Stock, which represents 5.1% of all outstanding Common Stock of the Company.

               (b) Mr. Knott has the sole power to vote and to dispose of 206,000 shares of the Company's Common Stock held by the Partnership and the shared power to vote and to dispose of 153,100 shares of the Company's Common Stock held by various Managed Accounts.

               (c) Each transaction in the Common Stock made by Mr. Knott during the past 60 days is described on Schedule 1 annexed hereto. All such transactions were effected in the open market in ordinary brokerage transactions through various broker-dealer firms.

               (d) Of the 359,100 shares of Common Stock beneficially owned by Mr. Knott, 153,100 shares are owned on behalf of other persons or entities having the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, such 153,100 shares of Common Stock. No individual person or entity has such right with regard to greater than five percent of the class of Common Stock.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

         Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Not applicable.


                              (Page 4 of 6 Pages)

                                   SIGNATURE
                                   ---------

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              By:  /s/ David M. Knott
                                                   ---------------------------
                                                   David M. Knott




Dated:  February 11, 1998


                              (Page 5 of 6 Pages)

                                                                      SCHEDULE 1



DATES OF PURCHASES/SALES    NUMBER OF SHARES      PRICE PER SHARE
------------------------    ----------------      ---------------

12/08/97                        2,200                   45.81
12/08/97                          800                   45.81
01/16/98                        8,000*                  44.15
01/16/98                        2,800*                  44.15
01/16/98                       (7,000)*                 44.10
01/16/98                       (3,800)*                 44.10
02/05/98                          200                   49.76
02/05/98                          900                   49.76
02/05/98                        2,000                   49.76
02/05/98                        4,200                   49.76
02/06/98                          500                   50.51
02/06/98                        1,200                   50.51
02/06/98                        1,200                   50.51



___________
* These transactions represent a "cross-trade" in which shares were purchased and sold by certain accounts managed by David Knott such that the total number of shares beneficially owned by Mr. Knott as of such date did not change.

                              (Page 6 of 6 Pages)